Registration Statement: 333-58286
                                                                  Rule 424(b)(1)


                                   PROSPECTUS


                               PARKERVISION, INC.


                        2,464,802 Shares of Common Stock



         This prospectus relates to up to 2,464,802 shares of common stock of ParkerVision, Inc. that may be offered for resale for the account of the selling stockholders set forth in this prospectus under the heading "Selling Stockholders" beginning on page 10.

         The selling shareholders will sell their shares at prices based on the market at the time of sale. Our common stock is traded on the NASDAQ National Market System under the symbol PRKR. On April 3, 2001 the last reported sale price of our common stock was $24.125.

         We will not receive any proceeds from the sale of the shares by the selling stockholders.

         We will receive the amounts paid by the selling stockholders on exercise of their warrants and purchase options to acquire 1,322,401 of the above 2,464,802 shares being registered. If those securities are exercised in full, we will receive $54,812,419.00.

         Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is April 19, 2001

52977.1

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.


                                Table of Contents



Business Summary........................................................    3
Risk Factors............................................................    5
Use of Proceeds.........................................................   10
Selling Stockholders....................................................   10
Plan of Distribution....................................................   12
Legal Matters...........................................................   13
Experts.................................................................   13
Where You Can Find Additional Information...............................   13

                  ---------------------------------------------


         ParkerVision, Inc., referred to in this prospectus as ParkerVision, we or us, is a company engaged in two lines of business. One is the video products division for the design, development and marketing of automated video camera control systems and automated production systems. The other is the wireless division for the development and initial commercialization of Direct2Data,TM or D2D,TM technology which is a wireless direct conversion radio frequency technology.

         We were incorporated under the laws of the State of Florida on August 22, 1989. Our executive offices are located at 8493 Baymeadows Way, Jacksonville, Florida 32256. Our telephone number is (904) 737-1367.

                                BUSINESS SUMMARY

General

         Our business is operated under two divisions. These divisions are the video products division and the wireless technology division.

Video Products Division

         The video products division designs, develops and markets automated video camera control systems and automated production systems. The video products and education-based studio systems are sold primarily through audiovisual dealers and other equipment manufacturers throughout the United States, Canada, Latin America and Asia. We direct sell our high-end automated production systems.

         Most of our revenues, to date, have been generated from the sale of video camera control systems, marketed under the trade name CameraMan(R). These systems allow the creation of professional quality video communication by non-professional video users. They include a proprietary "tracking" technology that allows the video user to appear in the video while also controlling the camera. We market the systems to certain educational and videoconferencing segments of the commercial market where audiovisual solutions have become increasingly popular for communication needs. These include distance learning, conferences and presentations. We offer the CameraMan products in a variety of application specific packages designed for the our various markets. Since 1995, we have produced camera products for Vtel Corporation under an OEM agreement. Vtel accounted for a significant portion of our revenues in each of the last three years.

         The automated production systems are marketed under the trade names PVTV(TM) or STUDIO(TM). These were designed to meet the specific needs of the studio production market. The PVTV product line includes a professional, broadcast quality video production system that integrates video, audio, machine control and camera control functions into an intelligent single-operator system. The system was designed to allow organizations such as television stations to economize their resources by maximizing their production capabilities. With our system, a single operator can control, in parallel, the production functions that traditionally require as many as six to twelve individuals to operate.

         In 1999, we introduced a digital version of the PVTV StudioNEWSTM system and integrated keying capabilities which allows for enhanced graphic effects. Also in 1999 we introduced the PVTV Learning program that packages curriculum with Internet web tutorials for education-based video production. The PVTV Learning packages are aggressively priced to target the market for television education, distance learning, televised public address and intranet/WAN web casting.

         In 1998 and early 1999 we installed several beta sites and pilot sites with PVTV systems. In 2000 we sold 15 of these systems accounting for approximately 40% of our revenues.

Wireless Technology Division

         Our wireless division is engaged in the development and initial commercialization of Direct2Data or D2D technology. This technology is a direct conversion radio frequency technology. We believe it will reduce the complexity, cost, size and power consumption and in certain applications also improve performance of radio transceivers when compared with traditional radio transceivers. We are currently targeting applications such as cellular telephones and wireless local area networks, among others.

         We believe the D2D technology represents a completely new electronic circuit architecture that has the capability of replacing the radio frequency heterodyne architectures that are currently the most widespread circuit architecture for wireless communications. In 1998, we announced that our D2D technology allowed for a single-step direct conversion of an incoming radio frequency carrier signal directly to its baseband data. This eliminated the need for the radio frequency heterodyne architecture in radio frequency receiver design. We later determined that the D2D technology could be applied to radio frequency transmitter use as well. Our focus has been on the creation of zero intermediate frequency radio system applications so as to eliminate all of the intermediate frequency stages currently used in broadly deployed heterodyne transmitters and receivers.

         We believe that the D2D architecture can be implemented in a wide range of semiconductor processes. This would allow for the opportunity to integrate other system functions such as amplifiers, oscillators and filters into the same integrated circuit as the radio frequency receiver, transmitter or transceiver. We believe D2D represents a significant improvement in the development of radio transceivers as it will reduce the complexity, size, power consumption and cost of many wireless communication systems. We believe that our technology for certain applications also improves performance when compared to traditional approaches because it simplifies the handling of the data extraction process or the data transmission process.

         We have filed approximately 80 patent applications of which four have been issued relating to our wireless technology. We believe the number and scope of these patents are an important asset of ParkerVision and gives it a significant competitive advantage.

         We are in the early stages of commercializing the technology. We plan to explore many different approaches to its use, initially focusing on the wireless telephone and wireless local area network uses. We are currently focused on producing and marketing our integrated chips to product manufacturers in targeted markets. We may also pursue licensing arrangements for other market segments and strategic relationships with companies that produce complimentary integrated chips such as baseband processors and power amplifiers.

         ParkerVision will continue its research and development efforts on the D2D technology and devote substantial amounts of our human and financial resources to these endeavors. Our research focus in the future will be on the development of application specific solutions and further enhancement of our current technology.

                                  RISK FACTORS

         The shares of common stock being offered hereby are speculative and should not be purchased by anyone who cannot afford a loss of their entire investment. Before making an investment in ParkerVision, you should carefully consider the risks described below. The risks described below are not the only ones facing us. Additional risks not currently known to us or that we currently believe are immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially, adversely affected by any of these risks. The trading price of our common stock could decline because of any one of these risks, and you may lose all or part of your investment.

ParkerVision has a history of losses and operating losses are expected to continue on a company wide basis.

         ParkerVision has had losses in each year since its inception in 1989. There can be no assurance that revenues from the current CameraMan(R) or PVTV(TM) products, D2D(TM) technology or products and technologies being developed will produce revenues that will cover operational expenses or result in net profits.

ParkerVision may require additional capital to fund its operations.

         Because ParkerVision has had net losses and positive cash flow has not been generated from operations, it has funded its operating activities to date from the sale of equity securities. In addition, the Company's business plan for 2001 and thereafter requires significant expenditures. Although ParkerVision had working capital of $45.6 million at December 31, 2000, it may require additional capital in the future for research and development and manufacturing. The financing, if any, may be in the form of loans or additional sales of equity securities. A loan may result in the imposition of operational limitations and will have payment obligations that may be burdensome to ParkerVision. The sale of equity securities will result in dilution to the current stockholders ownership of ParkerVision. ParkerVision does not have any plans or arrangements for additional public financing at this time.

Microelectronic hardware and software is subject to rapid technological changes that require ParkerVision to develop and market enhancements to current products and develop new products.

         Because of the rapid technological development that regularly occurs in the microelectronics industry, ParkerVision must continually devote substantial resources to developing and improving its technology and introducing new product offerings and creating new products. This is necessary to establish and increase market share and grow revenues. If another company offers better products or ParkerVision development lags, the competitive position and revenues of ParkerVision may be adversely affected.

ParkerVision expends significant resources for research and development of new products and technology that ultimately may not be commercially accepted.

         ParkerVision devotes substantial resources to research and development. There can be no assurance that the results of the research and the product development will produce commercially viable technologies and products. If new technologies and products are not commercially accepted, the funds expended will not be recoverable, and ParkerVision's competitive and financial position may be adversely affected.

ParkerVision needs to achieve market acceptance of its D2D technology.

         The ParkerVision wireless technology represents a significant change in the architecture of wireless radio-frequency communications. To achieve market acceptance, the Company will need to demonstrate the benefits of its technology over more traditional solutions through the development of application solutions and aggressive marketing to wireless products companies. In many respects, because the D2D technology is such a radically different approach in its industry, it is very difficult for ParkerVision to predict the final economic benefits to users of the technology and the financial rewards that ParkerVision might expect. If the D2D technology is not established in the market place as an improvement over current, traditional solutions in wireless communications, our business and financial condition will be adversely affected.

If ParkerVision's patents do not provide the anticipated market protections, its competitive position will be adversely affected.

         ParkerVision has a large number of patents and patent applications relating to its microelectronic technologies. ParkerVision relies on these to provide competitive advantage and protect it from theft of its intellectual property. ParkerVision believes that many of these patents are for entirely new technologies. If the patents are not issued or issued patents are later shown not to be as broad as currently believed or otherwise challenged such that some or all of the protection is lost, ParkerVision will suffer adverse effects from the loss of competitive advantage and its ability to offer unique products and technologies. Concomitantly, there would be an adverse impact on its financial condition and business prospects.

ParkerVision wireless communications use infrared and radio frequency technology subject to regulation by the Federal Communications Commission.

         ParkerVision must obtain licenses and approvals from the United States Federal Communications Commission for the operation of its products. ParkerVision may also have to obtain licenses and approvals from foreign governments where its products are sold overseas. The inability to obtain any required licenses and approvals, or a change in current regulation that impacts issued licenses and approvals, will have an adverse impact on the ability of ParkerVision to market its products. Therefore, there will be an adverse impact on the revenues and business prospects of ParkerVision.

The CameraMan and PVTV products compete with other products.

         The videoconferencing and studio production industries are highly competitive. There are many other companies that offer products that compete with those of ParkerVision. ParkerVision, however, believes that no one competing product offers the range of options and capabilities of the CameraMan and PVTV products in the tasks for which these products have been designed. The principal competitors include Sony Corporation, Panasonic Corporation and Grass Valley Group. Each of these companies are well established, have substantially greater financial and other resources and have established reputations or success in the development, sale and service of products. They also have significant advertising budgets that permit them to implement extensive advertising and promotional campaigns in response to competitors. If these or other companies improve or change their products or launch significant marketing efforts in the market segments in which ParkerVision operates, ParkerVision may lose market share.

ParkerVision expects competition in connection with its Direct2Data technology.

         Although the D2D technology of ParkerVision is believed to be a significant technological advancement, it will face competition from older technological solutions until the ParkerVision products are more widely acknowledged and utilized. This technology may also face competition from other technological advances which are under development and have not yet emerged.

ParkerVision obtains critical components and manufacturing services for its products from various suppliers which puts ParkerVision at risk if they do not fulfill the ParkerVision needs or increase prices that cannot be passed on.

         Both the video products and wireless divisions of ParkerVision obtain critical components from various suppliers and manufacturers. Some of these are single sources. Because ParkerVision depends on outside sources for supplies and manufacturing of various parts of its products, ParkerVision is at risk that it may no obtain these components on a timely basis, or at all due to lack of capacity, parts shortages in the overall marketplace and other fulfillment obligations of these sources, among other things. If ParkerVision is unable to obtain its components from the current sources, its business would be disrupted, and it would have to expend some of its resources to modify its products. In addition, ParkerVision is at risk for increases in prices imposed by these sources over which ParkerVision has no control. Any inability of ParkerVision to obtain components or price increases may have adverse effects on its own ability to fulfill orders and on its financial condition.

If ParkerVision loses its significant customer for CameraMan cameras, its revenues will be significantly affected.

         Vtel Corporation purchased approximately 38% of the CameraMan camera systems sold in 2000, which represented 16% of ParkerVision's revenues for 2000. Vtel Corporation was also a significant customer in each of 1998 and 1999. These CameraMan systems are used primarily in the distance education segment of the video conferencing market. The loss of this customer will severely impact revenues of ParkerVision and will diminish the ParkerVision presence in this particular market segment.

ParkerVision believes that it will rely in the near future on key business relationships for the successful commercialization of its D2D technology, which if lost, will have an adverse impact on achieving market awareness and acceptance and loss of business opportunity.

         To achieve market awareness and acceptance of its D2D technology, as part of its business strategy, ParkerVision will enter into a variety of business relationships with other companies which will incorporate the D2D technology into their products. Therefore, ParkerVision's successful commercialization of the D2D technology will depend on its ability to meet its obligations under the contracts in respect of its D2D technology and related development requirements and the other parties using the D2D technology as agreed. The failure of the these business relationships will limit the commercialization of the ParkerVision D2D technology which will have an adverse impact on the business development of the company and its ability to generate revenues and recover development expenses.

ParkerVision has limited experience in the commercial design and manufacture of electronic chips which may result in production inadequacies, delays and rejection.

         As ParkerVision begins to commercialize its D2D technology, it plans to manufacture some of the electronic chips that employ its proprietary designs for supply to end users. ParkerVision has limited experience in the commercial design and the manufacture of these kinds of electronic chips. If there are design flaws or manufacturing errors resulting from the inexperience, there may be resulting delays or loss of customer acceptance of the electronic chips. Either of these may be a breach of supply agreements or may cause a loss of customer willingness to use ParkerVision products. These may result in loss of commercialization opportunities as well as revenues and cause additional, unanticipated expenses with adverse financial effect.

ParkerVision is highly dependent on Mr. Jeffery Parker as its chief executive officer.

         Because of Mr. Parker's position in the company and the respect he has garnered in the industries in which ParkerVision operates and from the investment community, the loss of the services of Mr. Parker would be seen as an impediment to the execution of the ParkerVision business plan. If Mr. Parker were no longer available to the company, investors may experience an adverse impact on their investment.

ParkerVision is dependent on hiring highly skilled employees.

         The business of ParkerVision is very specialized in the areas of automated video camera control systems and automated production systems and wireless direct conversion technology. Because these areas of business are extremely specialized, ParkerVision is dependent on having skilled and specialized employees to conduct its research and development activities, manufacturing, marketing and support. The inability to obtain these kinds of persons would have an adverse impact on its business development and may prevent ParkerVision successfully implementing its current plans.

ParkerVision faces intense competition in its hiring program for the kinds of employees it requires.

         Because ParkerVision needs highly skilled employees and persons with very specialized experience, there tends to be relatively few persons available that meet its requirements. Generally, ParkerVision has experienced a small pool of persons in the labor markets in which it must seek its employees. Therefore, when hiring, ParkerVision encounters intense competition from other telecommunications, electronics and technically orientated companies. To meet this competition ParkerVision often is required to fashion superior compensation packages and to develop a working environment conducive to attracting the kinds of person the company needs. ParkerVision may experience an inability to obtain the services of required personnel and a high cost of labor in some areas. The former may prevent ParkerVision from implementing its business plan as intended and the latter may result in additional expense in its operations which may not be recoverable. One or the other or both may place ParkerVision at a overall disadvantage comparative to other companies.

The outstanding options and warrants may effect the market price and liquidity of the common stock.

         ParkerVision currently has outstanding options, warrants and purchase options to purchase 6,158,761 shares of its common stock, including options to purchase 1,322,401 shares being registered as part of this prospectus. This represents about 31% of the common stock outstanding on a fully diluted basis. Approximately 55% of these securities have exercise prices at less than the current market price of the common stock. All of the underlying common stock of these securities is registered or with this prospectus will be registered for sale by ParkerVision to the option holder or for public sale by the security holder. The amount of common stock available for the sales may have an adverse impact on ParkerVision's ability to raise capital in the public market and may affect the price and liquidity of the common stock in the public market. In addition, the issuance of these shares of common stock will have a dilutive effect on the current stockholders' ownership of ParkerVision.

The market of the ParkerVision common stock has fluctuated significantly, sometimes in a manner unrelated to its performance.

         The market price of the common stock has varied in response to various factors and events. These include:

o the number of shares of common stock being sold and purchased in the marketplace,

o        variations in operating results,

o rumors of significant events which can circulate quickly in the marketplace, particularly over the internet, and

o the difference between actual results and the results expected by investors and analysts.

Since the common stock has been publicly traded, its market price has fluctuated over a wide range and ParkerVision expects it to continue to do so in the future. In addition, the stock market had experienced broad price and volume fluctuations in recent years that have often been unrelated to the operating performance of companies. These broad market fluctuations also may adversely affect the market price of the common stock.

Provisions in the certificate of the incorporation and by-laws could have affects that conflict with the interest of stockholders.

         Some provisions in the certificate of incorporation and by-laws of ParkerVision could make it more difficult for a third party to acquire control. For example, the board of directors has the ability to issue preferred stock without stockholder approval and there are pre-notification provisions for director nominations and submissions of proposals from stockholders to a vote by all the stockholders under the by-laws. Florida law also has anti-takeover provisions.


                                 USE OF PROCEEDS

         All the shares being offered by this prospectus are for the account of the selling stockholders. ParkerVision will not receive any of the proceeds from the sale of the shares by the selling stockholders.

         Some of the shares that will be sold by the selling stockholders are subject to outstanding warrants and purchase options. When the warrants and purchase options are exercised for cash, ParkerVision will receive the exercise price. If the warrants and purchase options to purchase 1,322,401 shares are fully exercised for cash, ParkerVision will receive an aggregate of $54,812,419. ParkerVision is unable to estimate at this time the number of warrants and purchase options that may be exercised for cash and the amount of proceeds it will receive.

         We intend to use any proceeds from the exercise of any warrants and purchase options for working capital and general corporate purposes. Pending use of the money, we will place the funds in interest-bearing investments such as bank accounts and United States government obligations.

                              SELLING STOCKHOLDERS

         The following table provides certain information about the selling stockholders' beneficial ownership of our common stock at March 30, 2001. It is also adjusted to give effect to the sale of all of the shares offered by them under this prospectus. For purposes of presentation, it is assumed that the selling stockholders will exercise all of the warrants and purchase options and then resell all of the shares received as a consequence of such exercise. Unless otherwise indicated, each of the selling stockholders possesses sole voting and investment power with respect to the securities shown.

                           Number                           After Offering
                          of Shares                       -------------------
                        Beneficially                       Number of
                           Owned           Number           Shares
                          Prior to        of Shares       Beneficially % of
Name                      Offering        to be sold         Owned     Class
----                    -------------     ----------      -----------  -------
Tyco Sigma Limited         1,058,950       1,058,950          -0-        -0-

Leucadia National Corp.      968,586         968,586          -0-        -0-

The Peconic Fund              69,184          69,184          -0-        -0-

David Cumming                 21,180          21,180          -0-        -0-

Texas Instruments
    Incorporated             166,902         166,902          -0-        -0-

Jack M. Ferraro              180,000         180,000          -0-        -0-


         Tyco Sigma Limited, Leucadia National Corporation and The Peconic Fund acquired an aggregate of 1,048,360 shares of common stock and purchase options to acquire 1,048,360 shares of common stock in private placement transactions by ParkerVision in May and June 2000. The purchase options are exercisable as to one half the number commencing November 22, 2001 and the balance commencing May 22, 2002 at exercise prices between $28.33 to $56.66 per share. The purchase options expire on the tenth anniversary of the date they are first exercisable.

         In connection with the sale of common stock and purchase options to Leucadia National Corporation, ParkerVision issued to Mr. David Cumming, at the direction of Leucadia 10,590 shares of common stock and a purchase option to purchase 10,590 shares of common stock. The purchase option is on the same terms as that issued to Leucadia National Corporation.

         Texas Instruments Incorporated acquired an aggregate of 83,451 shares of common stock and purchase options to acquire 83,451 shares of common stock in a private placement transaction by ParkerVision on March 8, 2001. The purchase option is exercisable commencing March 8, 2001 until March 8, 2011, at $29.96 for 41,725 shares, $37.45 for 20,863 shares and $39.84 for 20,863 shares.

         In September 1997, ParkerVision issued a warrant to purchase 180,000 shares of common stock to Mr. Jack Ferraro as compensation for his services in connection with the sale of common stock by ParkerVision in August 1997 pursuant to Regulation S under the Securities Act. The warrants may be exercised at $22.50 until September 5, 2002.

         The agreements for the registration rights granted to the selling stockholders provide that ParkerVision and the selling stockholders indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933. In the opinion of the Securities and Exchange Commission, indemnification for these claims is against public policy, and therefore, it is unenforceable.

                              PLAN OF DISTRIBUTION

         The sale or distribution of the common stock may be effected directly to purchasers by the selling stockholders or by any donee, pledgee or transferee as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more public or private transactions, including:

                  o        block trades;

                  o        on any exchange or in the over-the-counter market;

                  o in transactions otherwise than on an exchange or in the over-the-counter market;

                  o through the writing of put or call options relating to the common stock;

                  o        the short sales of the common stock;

                  o        through the lending of such common stock;

                  o through the distribution of the common stock by any selling stockholder to its partners, members or shareholders; or

                  o        through a combination of any of the above.

         Any of these transactions may be effected:

                  o        at market prices prevailing at the time of sale;

                  o        at prices related to such prevailing market prices;

                  o        at varying prices determined at the time of sale; or

                  o        at negotiated or fixed prices.

         If the selling stockholders effect transactions to or through underwriters, brokers, dealers or agents, these underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or purchasers. These discounts may be in excess of those customary for the types of transactions involved.

         The selling stockholders and any brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters. Any profit on the sale of common stock by them and any discounts, concessions or commissions received by any of the underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

         Under the securities laws of some states, the common stock may be sold in these states only through registered or licensed brokers or dealers. In addition, in some states, the common stock may not be sold unless the common stock has been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

         Selling stockholders may also resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 under the Securities Act. In these cases, they must meet the criteria and conform to the requirements of that rule.

         We will pay all of the costs, expenses and fees incident to the registration of the common stock. The selling stockholders will pay the costs, expenses and fees incident to the offer and sale of the common stock to the public, including commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. We will not receive any of the proceeds from the sale of any of the securities by the selling stockholders.

                                  LEGAL MATTERS

         The legality of the common stock offered by this prospectus has been passed upon by Graubard Miller.

                                     EXPERTS

         The financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

         The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the securities are sold.

         o        Annual Report on Form 10-K for the fiscal year ended December
                  31, 2000;

         o Form 8-A declared effective on November 30, 1993, registering our common stock, under Section 12(g) of the Securities Exchange Act of 1934, as amended.

         Potential investors may obtain a copy of any of our SEC filings, excluding exhibits, without charge by written or oral request directed to ParkerVision, Inc., Attention: Investor Relations, 8493 Baymeadows Way, Jacksonville, Florida 32256.